Exhibit 99(a)(12)

June 20, 2007

VIA FACSIMILE AND
FEDERAL EXPRESS

Mr. Donald Miller
Chief Executive Officer
Wells Real Estate Investment Trust, Inc.
6200 The Corners Parkway
Norcross, GA  30092

Dear Donald:

We had occasion to review your recent Schedule 14d-9 and Amendment No. 1 to Schedule 14d-9 responding to Lex-Win Acquisition LLC’s tender offer for shares of common stock of Wells Real Estate Investment Trust, Inc. (“Wells”), which, among other things, expressed Wells’ views as to the background of the prior communications between Lexington Realty Trust (“Lexington”) and Wells.  We are deeply disturbed with the numerous mischaracterizations and misleading and false statements that we believe run rife throughout the document.

While we understand that the current allegations and charges pending against your directors, officers and other related parties in Federal District Court may drive Wells to utilize a certain level of libertine and rhetorical flourish to inaccurately describe the contacts between Lexington and Wells, certain elements that we believe are severely misleading clearly bear response.

We strongly believe that our proposal letter of April 5, 2007 was consistent with industry practices at that juncture of our discussions.  The letter provided pricing guidelines, indicated terms of payment (cash), and stated “[b]ased upon discussions with our financial advisors, Lehman Brothers and Bear Stearns, we believe we have the financial capability to finance and close this transaction.”  As your financial advisor should have been aware, these financial institutions have participated in financing REIT merger transactions aggregating more than $50 billion since January 2007.

Furthermore, neither your Board nor its advisors ever requested that we provide more specific information regarding our proposal or asked to discuss our proposal with us, despite our offer to enter into confidentiality agreements so that we could obtain from you the information that would be needed for us to furnish answers to those questions that a prudent board in this situation would ask.  Your attempt to discount the quality of our proposal due to your own failure to take the most meager steps to create an informed business judgment with respect thereto is unconscionable.

We trust that future attempts to characterize our prior discussions will refrain from these inaccuracies.  As you are aware, a subsidiary of Lexington Realty Trust is a member in Lex-Win Acquisition LLC.  As such, pursuant to applicable securities laws, we intend to file a copy of this letter as an exhibit to an amendment to Lex-Win’s Schedule TO to be filed with the Securities and Exchange Commission on Friday, June 22, 2007.

Very truly yours,

/s/ Michael L. Ashner
Michael L. Ashner
Executive Chairman